OVERHILL FARMS, INC.
MAILING ADDRESS:  P.O. BOX 58806 ● VERNON, CA 90058
CORPORATE OFFICE:  2727 E. VERNON AVE.,● VERNON, CA 90058
PHONE (323) 582-9977 ● FAX (323) 582-6122

March 12, 2009

Via EDGAR Correspondence and Via Facsimile at (703) 813-6982

H. Roger Schwall
Assistant Director
U. S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, DC 20549

Re:	Overhill Farms, Inc.
Form 10-K for the Fiscal Year Ended September 30, 2008
File No. 001-16699

Dear Mr. Schwall:

This letter responds to your letter of comments dated February 27, 2009 issued to Overhill Farms, Inc. (“Company”).  The responses below correspond to the numbers you placed adjacent to your comments in your February 27th letter.

Form 10-K for the Fiscal Year Ended September 28, 2008

Item 1.  Business, page 1

Sales and Marketing, page 1

1.
Tell us whether your sales to your four principal customers are pursuant to long-term contracts or purchase orders.  If they are pursuant to contracts, file those documents as exhibits or tell us why you do not believe that they are required under Item 601(b)(10) of Regulation S-K.

The actual commercial commitment of the Company’s four principal customers comes through in the form of monthly, weekly or daily purchase orders.  Contracts are primarily used to describe the exact specifications of the finished product, quality control standards, product indemnification standards, as well as general business terms.  Accordingly, the Company has not filed the contracts because the contracts were made in the ordinary course of business and do not themselves include on-going fixed purchase commitments upon which the Company’s business is substantially dependent.

H. Roger Schwall
March 12, 2009

Item 7.  Management’s Discussion and Analysis . . ., page 12

Net Revenues, page 15

2.	File the agreement with Better Living Brands Alliance as an exhibit or tell us why you do not believe it is required to be filed under Item 601(b)(10) of Regulation S-K.

In accordance with Item 601(b)(10), the Company did not file its agreement with Better Living Brands® because the agreement was made in the ordinary course of business and was not one upon which the Company’s business was substantially dependent.  For the fiscal year ended September 28, 2008, the Company did not record any revenue related to the Better Living Brands® agreement.  In addition, as previously disclosed, as of September 28, 2008, the Company recorded a prepaid licensing fee and royalty prepayment in the aggregate amount of $1.125 million.  This amount represented only 1.4% of total assets and as such was not deemed material to the Company.

Item 10.  Directors, Executive Officers and Corporate Governance, page 29

3.	Revise Mr. Rodetis’ biography to indicate the dates of his employment with The Daley-Hodkin Group, Pegasus Financial Services, LLC, and Fairway Financial Services LLC.

In response to the Staff’s comment, the Company will provide a revised biography in future filings (including the Company’s proxy statement for its upcoming annual meeting), in order to include the additional dates requested.  An example of the revised biography is as follows:

“Alexander Rodetis, Jr. was appointed to our board of directors in September 2004. Mr. Rodetis is currently President and co-founder of Fairway Financial Services LLC, organized in October 2005 and currently engaged to provide financial and due diligence guidance to bank and non-bank lending institutions as well as to companies seeking solutions to their corporate finance requirements. In addition, Mr. Rodetis is President of Pegasus Financial Services, L.L.C. which he founded in September 1996 and currently engaged, on a project basis, to perform loan reviews and credit assessments for the loan portfolio of a community bank located on the East Coast. Mr. Rodetis has been in the financial services community for over thirty-five years. Mr. Rodetis had been the Marketing and Strategic Planning Coordinator of the Daley-Hodkin Group from March 2004 to September 2007, a business valuation, asset disposition and consulting organization and previously held the position of Inventory Appraisal Business Head for the Group. He served as Senior Vice President of General Motors Acceptance Corporation’s Commercial Finance Division from 2002 to 2003, where he co-founded the Special Assets Group. From 1998 to 2002, Mr. Rodetis served as Executive Vice President of the Merchants Bank of New York, where he co-founded the asset-based lending corporation for the bank. Prior to

H. Roger Schwall
March 12, 2009

that, he served as Vice President of Fremont Financial Corp. and of National Westminster Bancorp and held various credit and marketing positions at other banking institutions, including The Chase Manhattan Bank and Citibank North America, Inc. Mr. Rodetis earned a B.S. in Accounting, a B.A. in Business Administration and an M.B.A. in finance from Fairleigh Dickinson University. He has also completed financial analysis and corporate finance courses at The Harvard School of Business.”

Item 11.  Executive Compensation, page 31

Conclusion, page 33

4.
You state that you have not disclosed “target levels with respect to specific quantitative or qualitative performance-related factors . . because their disclosure would have an adverse effect... .”  Please provide a detailed explanation to support your conclusion.  Please note that, to the extent that you have an appropriate basis for omitting the specific target levels, Instruction 4 to Item 402(b) of Regulation S-K requires you to “discuss how difficult it will be for the executive or how likely it will be for the registrant to achieve the undisclosed target levels or other factors.” Refer also to Question 118.04 of the Regulation S-K Compliance and Disclosure Interpretations available on our website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm. In discussing how difficult or likely it will be to achieve the target levels or other factors, you should provide as much detail as necessary without disclosing any information that poses a reasonable risk of competitive harm.

Although the Company has adopted from time to time in the past, and may again in the future adopt, a formal bonus plan involving certain pre-established goals, it did not adopt such a plan for its executives in fiscal years 2008 and 2007, nor has it adopted such a plan for the current fiscal year. Accordingly, no target levels were disclosed or required to be disclosed in Item 11.

The Company understands that if and to the extent that pre-established targets or factors are used in the future and are material to the Company’s executive compensation policies or decisions, the Company will be required to disclose the targets or factors unless the targets or factors are confidential and their disclosure would adversely affect the Company by resulting in competitive harm.  The Company also understands that to the extent that material targets or other factors are not disclosed because of competitive harm, a discussion of how difficult or likely it will be for the executive or the Company to achieve the undisclosed targets or facts will be required.

In future filings (including the Company’s proxy statement for its upcoming annual meeting), the Company will clarify that the “adverse effect” to which it referred in its disclosure regarding the compensation committee’s policy not to disclose target levels with respect to specific quantitative or qualitative performance-related factors or factors considered to involve

H. Roger Schwall
March 12, 2009

confidential business information would stem from competitive harm that would occur if the Company were to disclose confidential trade secrets or confidential commercial or financial information.

Executive Employment Agreements and Arrangements, page 33

5.
Please provide meaningful descriptive information regarding the individual accomplishments that resulted in awards of bonuses.  For example, you state on page 35 that Mr. Rudis’ annual bonuses are determined “at the discretion of the compensation committee” and that bonuses to Mr. Horvath and to your named executive officers are based upon “contributions to [y]our success”. You should consider describing the nature of these contributions in a more specific, yet concise, manner that would enable shareholders to better understand the nature of these contributions and how they benefited the company.

In future filings (including the Company’s proxy statement for its upcoming annual meeting), the Company will include additional descriptive information regarding the individual accomplishments used by the compensation committee to set executive bonuses.  An example of the additional information to be provided is as follows:

“For the fiscal year ended September 28, 2008, Mr. Rudis served as the Company’s Chairman of the Board of Directors, Chief Executive Officer and President.  As part of the function of all three roles, Mr. Rudis served as the relationship manager to stockholders, lenders and all four of the Company’s previously disclosed significant customers.  In addition to setting the long-term strategy for the Company, Mr. Rudis was responsible for the overall profitability of the Company and maintained a close working relationship with all significant parties to help ensure positive results were achieved.

For the fiscal year ended September 28, 2008, Mr. Horvath served as the relationship manager with numerous customers.  In addition, Mr. Horvath also served as the Company’s Vice-President of Human Resources and Administration.  In his dual roles, Mr. Horvath ensured resources were available to complete customer orders.

To determine the amounts of the executive bonuses for the fiscal year ended September 28, 2008, the compensation committee considered these individual accomplishments and also reviewed some of the Company’s more significant financial benchmarks, including but not limited to net revenue growth, gross margin improvement, earnings per share, cash flow and earnings before interest, taxes, depreciation and amortization (“EBITDA”).

For the fiscal year ended September 28, 2008, the Company’s net revenues increased $46.2 million, or 24%, compared to fiscal year 2007.  For the

H. Roger Schwall
March 12, 2009

fiscal year ended September 28, 2008, gross margin improved in terms of both dollars and as a percentage of revenues by $9.4 million and 300 bps, respectively, as compared to fiscal year 2007.  For the fiscal year ended September 28, 2008, the Company’s earnings per share increased to $0.66 as compared to $0.30 for fiscal year 2007, which represented a 120% increase.  For the fiscal year ended September 28, 2008, the Company had a cash increase of $5.3 million from fiscal year 2007.   Lastly, the Company’s EBITDA for the fiscal year ended September 28, 2008 was $23.7 million as compared to $14.3 million for fiscal year 2007.  EBITDA for the fiscal year ended September 28, 2008, was calculated using the following measurements: net income of $10.3 million; interest expense of $3.3 million; tax expense of $6.6 million; depreciation expense of $3.1 million; and amortization expense of $406,000.  EBITDA for the fiscal year ended September 30, 2007, was calculated using the following measurements: net income of $4.6 million; interest expense of $4.0 million; tax expense of $2.9 million; depreciation expense of $2.4 million; and amortization expense of $392,000.”

In connection with responding to your February 27th letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust the foregoing is responsive to the Staff’s comments.  If you have any questions, please contact Tracy E. Quinn at (323) 582-9977.

Sincerely, /s/ Tracy E. Quinn Tracy E. Quinn Interim Chief Financial Officer

cc:           Tracey L. McNeil (via facsimile)